UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

M.D.C. Holdings, Inc.

(Name of Subject Company) (Issuer) and Filing Person (Offeror)

Options to Purchase common stock, Par Value $0.01 Per Share

(Title of class of securities)

Not Applicable*

(CUSIP number of class of securities)

Joseph H. Fretz, Esq.

Secretary and Corporate Counsel

M.D.C. Holdings, Inc.

4350 South Monaco Street, Suite 500

Denver, Colorado 80237

(303) 773-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Persons)

Copy To:

Garth B. Jensen, Esq.

Holme Roberts & Owen LLP

1700 Lincoln, Suite 4100

Denver, Colorado 80203

(303) 861-7000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee
$10,782,000	$432.30

1. Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,543,000 shares of common stock of M.D.C. Holdings, Inc. having an aggregate value of $10,782,000 as of March 24, 2008, will be tendered pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee equals $39.30 per $1 million of the transaction value and is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended and fee rate advisory no. 6 for fiscal year 2008.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:

Form or Registration No.

Filing Party:

Dated Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

*	There is no trading market or CUSIP Number for the options. The CUSIP Number for the common stock underlying the options is 552676108.

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offering Memorandum, dated March 26, 2008 (the “Offering Memorandum”), attached hereto as Exhibit (a)(1) is incorporated herein by reference.

Item 2.	Subject Company Information.

(a)	The name of the issuer is M.D.C. Holdings, Inc., a Delaware corporation (the “Company”) and the address of its principal executive office is 4350 South Monaco Street, Suite 500, Denver, CO 80237. The telephone number at that address is (303) 773-1100. The information set forth in the Offering Memorandum under Section 10 (“Information Concerning M.D.C. Holdings”) is incorporated herein by reference.

(b)	This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company, to its employees, including officers (which includes employees of subsidiaries of the Company), to reprice on the terms and conditions set forth in the Offering Memorandum those options (the “Outstanding Options”) to purchase shares of its common stock, par value $ 0.01 per share (“Common Stock”) that are “underwater” (as defined below) and outstanding under the Company’s 2001 Equity Incentive Plan (the “2001 Plan”). The exercise price of Outstanding Options properly tendered and accepted for repricing pursuant to the terms of the Offer will be revised in the electronic database where records of the options are maintained and a written confirmation of the new exercise price will be sent to each validly tendering option holder. No new option certificates or agreements will be issued. Only Outstanding Options that are outstanding on the date of the Company’s 2008 Annual Meeting of Shareowners, scheduled to be held on April 29, 2008 or any adjournment or postponement thereof, held by current employees on that date (other than employees who have given notice of resignation) and having an exercise price on that date greater than the closing price of the Company’s common stock on that date will be eligible to tender in the Offer (such options with an exercise price greater than the closing market price being referenced as the “underwater” options). As of March 24, 2008 there were Outstanding Options to purchase 1,543,000 shares of Common Stock outstanding that had an exercise price greater than the closing price of the Company’s common stock on that date and that otherwise would have been eligible for tender pursuant to the terms of the Offer.

The number of shares of Common Stock subject to the Repriced Options will be equal to the number of shares of Common Stock subject to the Outstanding Options tendered and accepted by the Company for repricing pursuant to the Offer. In order to be eligible to participate in the Offer, a participant who is an employee of the Company or its subsidiaries must continue to be an employee (and must not have given notice of resignation) on the date of the Annual Meeting (which date is referred to in the Offering Memorandum as the “Expiration Date”).

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 2 (“Number of Eligible Options; Expiration Date”), Section 6 (“Acceptance of Eligible Options for Repricing”) and Section 9 (“Source and Amount of Consideration; Terms of Repriced Options”) is incorporated herein by reference.

(c)	The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is both the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule A to the Offering Memorandum is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a)	The information set forth in the Offering Memorandum under “Summary Term Sheet,” Section 1 (“Eligibility”), Section 2 (“Number of Eligible Options; Expiration Date”), Section 4 (“Procedures for Electing to Reprice Eligible Options”), Section 5 (“Change in Number of Options Tendered and Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Repricing”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Repriced Options”), Section 12 (“Accounting Consequences of the Offer”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Material Federal Income Tax Consequences”) and Section 15 (“Termination”) is incorporated herein by reference.

(b)	Officers of the Company are eligible to participate in the Offer. The information set forth in the Offering Memorandum under Section 11 (“Interests of Executive Officers; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the Offering Memorandum under Section 11 (“Interests of Executive Officers; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a)	The information set forth in the Offering Memorandum under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

(b)	The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Repricing”) and Section 12 (“Accounting Consequences of the Offer”) is incorporated herein by reference.

(c)	Not Applicable.

Item 7.	Source and Amount of Funds or Other Consideration.

(a)	The information set forth in the Offering Memorandum under Section 9 (“Source and Amount of Consideration; Terms of Repriced Options”) and Section 16 (“Fees and Expenses”) is incorporated herein by reference.

(b)	The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(c)	Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a)	The information set forth in the Offering Memorandum under Section 11 (“Interests of Executive Officers; Transactions and Agreements Concerning the Options”) is incorporated herein by reference.

(b)	The information set forth in the Offering Memorandum under Section 11 (“Interests of Executive Officers; Transactions and Agreements Concerning the Options”) and in Schedule A of the Offering Memorandum is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

Not applicable.

Item 10.	Financial Statements.

(a)	The information set forth in the Offering Memorandum under Section 10 (“Information Concerning M.D.C. Holdings, Inc.”) and the information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 under Item 6 “Selected Financial Data” and Item 8 “Consolidated Financial Statements” is incorporated herein by reference.

(b)	Not applicable.

Item 11.	Additional Information.

(a)	The information set forth in the Offering Memorandum under Section 11 (“Interests of Executive Officers; Transactions and Agreements Concerning the Options”) and Section 13 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b)	Not applicable.

Item 12.	Exhibits.

(a)	(1)	Offering Memorandum Relating to Our Offer to Reprice Certain Options to Purchase Common Stock, dated March 26, 2008.

(2)	Memorandum from David D. Mandarich, President and Chief Operating Officer, M.D.C. Holdings, Inc., to M.D.C. Holdings, Inc. eligible employees, March 26, 2008.

(3)	Form of Letter of Transmittal.

(4)	Form of Notice of Withdrawal.

(5)	Form of Confirmation of Receipt of Notice of Withdrawal.

(6)	M.D.C. Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 7, 2008 (Items 6 and 8 of such Annual Report on Form 10-K are incorporated herein by reference).

(7)	Cover note to the Company’s employees.

(b)	Not applicable.

(c)	M.D.C. Holdings, Inc.’s 2001 Equity Incentive Plan (filed as Exhibit B on the Company’s definitive proxy statement on Schedule 14A filed with the Commission on April 3, 2001 and incorporated herein by reference).

(d)	Not applicable.

(e)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

M.D.C. HOLDINGS, INC.

/s/ Paris G. Reece III
Paris G. Reece III
Executive Vice President and Chief Financial Officer

Date: March 26, 2008

INDEX TO EXHIBITS

Exhibit Number	Description
99.1	Offering Memorandum Relating to Our Offer to Reprice Certain Options to Purchase Common Stock, dated March 26, 2008.

99.2	Memorandum from David D. Mandarich, President and Chief Operating Officer, M.D.C. Holdings, Inc., to M.D.C. Holdings, Inc. eligible employees, March 26, 2008.

99.3	Form of Letter of Transmittal.

99.4	Form of Notice of Withdrawal.

99.5	Form of Confirmation of Receipt of Notice of Withdrawal.

99.6	M.D.C. Holdings, Inc. Annual Report on Form 10-K for the year ended December 31, 2007, filed with the Securities and Exchange Commission on February 7, 2008 (Items 6 and 8 of such Annual Report on Form 10-K are incorporated herein by reference).

99.7	Cover note to the Company’s employees.